Room 4561

January 3, 2008

Maura A. Smith
Senior Vice President, General Counsel
        and Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

  Re: International Paper Company
          Form 10-K for Fiscal Year Ended December 31, 2006
          Filed February 28, 2007
          File No. 1-03157

Ms. Smith,

        We have completed our review of your Form 10-K and have no further comments at this
time on the specific issues raised on the financial statements and related matters.

                              Sincerely,

                              Stephen G. Krikorian
                              Accounting Branch Chief